[Letterhead of Amy M. Trombly, Esq.]



October 25, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

        Attn:   Mr. Mark Shuman

        Re:     Vital Products, Inc.
                Amendment No. 2 to Registration Statement on Form SB-2 File Number: 333-127915

Dear Mr. Shuman:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated March 22, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No.2 to Registration Statement on Form SB-2

Comment 1.  Statements from the president on your Web site,
            www.vitalproductsinc.com and www.vitalbaby.com, explicitly address "potential investors" and include industry information such as "growth of more than 400% over the last two decades" and your position as an "industry leader." Please advise us when this and similar information was issued, and provide us your detailed analysis regarding whether any of these communications is an "offer" within the meaning of Section 2(a)(3) of the Securities Act, and whether they comprise a "prospectus" within in the meaning of Section 2(a)(10). If you believe that these communications are regularly released factual business information that is intended for use by persons other than in their capacity as investors or potential investors, please thoroughly explain the basis for that belief. In preparing your response to this comment, you may wish to review Section III of Release No. 33-8591 (August 3, 2005).

Response 1. The information referred to in the Staff's comment was from websites controlled by On the Go Healthcare, Inc. The Company purchased assets from On the Go Healthcare but is not affiliated with On the Go Healthcare. The Company did not publish or approve the information on those sites. At the Company's request, On the Go Healthcare removed the information from those sites. Given that the Company has not published, provided or approved the information, the Company believes the publication of the information referenced by the Staff is not an offer within the meaning of Section 2(a)(3) of the Securities Act, nor does it comprise a "prospectus" within in the meaning of Section 2(a)(10).

Comment 2.  It appears the prospectus should provide investors with the information referenced in the preceding comment. Please ensure that any statements in the prospectus regarding market size clearly indicate the size of the market your current products actually address. Provide us with appropriate documentation that supports the factual basis of the statements. Your responsive submission should include the relevant portions of reports or articles upon which the statements rely. Highlight or otherwise mark reports you provide with your response to appropriately connect the source relied upon to the issuer's statements.
            Please tell us whether third-party reports or articles that are the basis for the statements are publicly available without cost or at nominal cost.

Response 2. The information referred to in the Staff's comment was from websites controlled by On the Go Healthcare, Inc. The Company purchased assets from On the Go Healthcare but is not affiliated with On the Go Healthcare. The Company did not publish or approve the information on those sites. At the Company's request, On the Go Healthcare removed the information from those sites. Given that the Company has not published, provided or approved the information, the Company believes it is not obligated to provide such information in its SEC reports.

            Additionally, On the Go Healthcare reported to the Company that the information referenced by the Staff received virtually no "hits" on the internet. The Company has no ability to independently confirm that information. The Company has confirmed, however, that the information has been deleted from the internet for almost six months as of the date of this letter. Additionally, the Company has received no inquiries from the public, press or other third parties regarding the information. The Company believes that the information was not absorbed by the public or potential investors and it will not impact the Company's offering.

Comment 3.  In the referenced Web site message from the president, you assert that you are "well poised to capture a sizable portion of th[e baby products] market." What is the reasonable basis for a claim of this nature? In your response letter provide a detailed analysis, with factual support, concerning the portion of the $20 billion market for baby care products that is addressed by your current products. Please also detail and quantify your assertion that "sales, having improved year over year[,] are anticipated to continue their escalation every month." Further, please provide us support for your assertion that you are the industry leader.

Response 3. As discussed in the prior comments, the Company did not publish the information referenced by the Staff. Additionally, the Company no longer has agreements in place with Heinz or Sudocrem. The Company has amended the information in the Registration Statement relating to the market size and the Company's place in the market to reflect the Company's current position.

Comment 4.  Please explain to us why David Walt is identified as your president in the Web site message when your disclosure identifies Michael Levine as occupying such role.

Response 4. As discussed in the prior comments, the Company did not publish the information referenced by the Staff. The website was incorrect. Michael Levine is the Company's President.


Registration Statement Facing Page


Comment 5.  We note that your calculation of registration fee table on your prior amendment filed on September 23, 2005 reflects the registration of 45,250,000 shares of common stock. Your prospectus, however, appears to relate to the resale of 5,250,000 shares by selling stockholders. Please revise as appropriate.

Response 5. The Company reduced the number of shares being registered in response to the Staff's comment. The Staff indicated it was inappropriate to register 40,000,000 shares of common stock for Dutchess Private Equities Fund II, LP. The Company removed those shares from the registration statement but had already paid a fee for those shares and therefore, the fee table reflects the additional 40,000,000 shares.

Comment 6.  It appears that the legend required on your prospectus cover page pursuant to Item 501(a)(10) of Regulation S-B is located at the bottom of the facing page on your registration statement. Please revise.

Response 6. The Company has complied with the Staff's Comment.


Prospectus Cover Page

Comment 7.  Please eliminate the references to the specific selling stockholders and replace these names by a statement that indicates the shares are offered by several selling stockholders who are identified at a page of the prospectus you reference. Additionally, please remove the paragraph that follows the cross reference to the risk factors, as that legalistic disclaimer is not consistent with the requirements of paragraph (d) of Rule 421. We will not object if you move the disclaimer to a section of the filing that is not subject to Plain English requirements.

Response 7. The Company has removed the names of the selling shareholders from the prospectus cover page. The Company has deleted the paragraph that follows the cross reference to the risk factors.

Comment 8.  Please provide the information concerning the initial offering price that is required by Item 501(a)(9) of Regulation S-B. In the context of an initial public offering the cover page must state a specific offering price at which initial sales will be made. In addition to the information on the cover page, revise the text of the prospectus, such as the statement on page 10 that prices will fluctuate based on demand for the shares. We note from your risk factor disclosure on page 8 that you intend to list your shares on the OTC Bulletin Board. If the selling stockholders wish to sell their stares at market prices prevailing at the time of sale, or at negotiated prices, after the prices for the shares are quoted on the OTC Bulletin Board, please revise the prospectus cover page to state that the selling stockholders will sell at a price of $x.xx (or a range) per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response 8. We appreciate the opportunity granted us to discuss this with the Staff. The Company has included a range on the cover page as requested by the Staff. However, the Company is not selling any shares in this Offering. Additionally, the Company has no contractual or other arrangements with the Selling Shareholders as to the range of prices at which they could sell their shares. The Company can not easily predict the value of its stock between the time the registration statement is declared effective and the time the Company's shares are quoted on the OTC BB, if ever. The stock price would likely fluctuate taking into account the Company's performance, supply and demand of the shares, the overall stock market performance and possibly other factors. The initial trading market is likely to be illiquid which may increase fluctuations in the trading price.

            Given that the Company can't apply to have its shares listed on the OTC BB by itself, the Company believes it is difficult to determine when the listing applications will be filed and when the stock will be listed, if ever. As a result, the Company has found it virtually impossible to accurately predict the range of prices the stock will trade in during the periods
            requested by the Staff.   However, given the Staff's position
            that the information must be provided, the Company has added disclosure to the Cover Page and modified disclosure in the risk factors regarding the trading prices.


Prospectus Summary, page 5


Comment 9.  You state that you were recently formed, but do not clearly inform investors that your business was conducted by On The Go Healthcare with different management since at least 2002. Please provide this information in the summary and indicate that those activities generated losses in all prior periods. Furthermore, discuss the value to investors of the financial statements included in the prospectus for the periods prior to the acquisition that reflect the activities of the childcare division of On the Go Healthcare. Please consider whether risk factor disclosure is also appropriate.

Response 9. The Company has complied with the Staff's request.

Comment 10. In your response letter, describe the extent to which overhead or other indirect expenses associated with the operation of the business by On the Go Healthcare are not included in the divisional statements provided in the prospectus. What are the components of the "selling, general and administrative expenses" in the statement of operations? Also, explain how you allocated general and administrative and similar overhead costs between the childcare division of On the Go Healthcare and any other business activities.

Response 10. Both On the Go Healthcare and its Childcare Division maintained a separate set of general ledgers. Any indirect and overhead costs were allocated directly to the respective general ledgers based upon time, space and other factors. Accordingly, the Childcare Division's selling, general and administrative expenses reflect actual expenses recorded in its own set of general ledgers.

Comment 11.  Please clarify here and in your business discussion whether all the business lines that you describe were obtained through your acquisition of the assets of the childcare division of On the Go Healthcare.

Response 11. The Company has added disclosure to indicate that all business lines were obtained through the acquisition of assets from On the Go Healthcare.

Comment 12.  You state that substantially all of your sales are derived from the Heinz Baby Basics line. Please clarify whether this statement here and in your business discussion applies to your business since your acquisition of the childcare division or to the division prior to your acquisition as well. Further, please disclose the percentage of revenue derived from the Heinz Baby Basics line. Please also clarify whether the Heinz name bears any resemblance to H.J. Heinz Company, and, if so, whether a material agreement with H.J. Heinz Company exists governing your use of their name. Please discuss the material terms of the agreement and relationship in your prospectus where appropriate and file the agreement pursuant to Item 601(b)(10)(i) of Regulation S-B.

Response 12. The Company no longer has agreements in place with Heinz Baby
             Basics or Sudocrem. The Company has revised the disclosure in the Registration Statement to reflect its current business.

Comment 13.  We note that your message of the president on your Web site states that you are the exclusive Canadian licensee of the Heinz Baby Basics Feeding Accessories line and that you have Canadian distribution rights for Sudocrem, "Europe's most respected and effective diaper rash ointment." Such license and distribution arrangements, including the geographic nature of such rights, appear to be material information regarding your business. Please revise your disclosure throughout to discuss these and other aspects of your business in a materially complete manner. Please also provide us with support for claims concerning the reputation of Sudocrem and note our prior comment in respect of any agreement for the distribution rights for Sudocrem.

Response 13. As discussed in our response to prior comments, the Company did not publish the information referenced by the Staff. Additionally, the Company no longer has agreements in place with Heinz or Sudocrem. The Company has revised the prospectus to reflect its current business.

Comment 14.  Your disclosure here identifying each selling stockholder and the shares held provides more detail than appropriate for the prospectus summary. Pursuant to Item 503 of Regulation S-B, the summary should be brief and should not contain all of the detailed information in the prospectus. If you feel it is important to reference a limited number of selling stockholders, such as On the Go Healthcare, please tell us why that information needs to be presented in the summary. Please revise your summary or advise us otherwise.

Response 14. The Company has complied with the Staff's comment.

Risk Factors, page 6


Comment 15.  Please relocate your cautionary statement concerning forward-looking statements. Your cautionary statement is not a risk factor.

Response 15. The Company has complied with the Staff's comment.

Comment 16.  Your auditors have indicated their doubt about your ability to continue as a going concern. Please provide a risk factor discussion regarding your auditor's opinion and in particular that the recorded asset and liability amounts are predicated on the assumption that the company will continue as going concern, as to which there is substantial doubt. Describe the consequences to investors in assessing the financial information.

Response 16. The Company has complied with the Staff's comment.


We have a limited operating history..., page 7


Comment 17.  Your risk factor discusses the risks inherent in a business and/or product in an early stage of development. You are the successor to business operations conducted unprofitably for several years by the childcare division of On the Go Healthcare, however. Accordingly, it appears that there has been some business history with the child products you are now marketing albeit under new ownership. Please revise to put your references to a limited operating history in an appropriate historical context. Discuss the risk(s) raised by your plans to conduct the business concerning these established product lines under your new ownership.

Response 17. The Company has complied with the Staff's comment.


We may not be able to obtain raw materials..., page 7


Comment 18.  Please provide disclosure here and elsewhere, as appropriate, about the key suppliers you refer to in this risk factor. Please identify such suppliers and discuss how dependent you are to such suppliers and for what specific raw materials. Please also see Item 101(b)(5) of Regulation S-B for additional guidance.

Response 18. The Company has complied with the Staff's comment.


We need external funding..., page 7


Comment 19.  Please reconcile your statement in the title of this risk factor that you "need external funding" with your subsequent statement in the risk factor that you "may require additional funds." Please discuss here and elsewhere, as appropriate, whether you have any plans to obtain any necessary financing. Provide quantitative information concerning the minimum amount of additional funding you require, if any, to conduct your planned business activities for a period of not less than 12 months from the effective date of the registration statement.

Response 19. The Company has complied with the Staff's comment.

We do not own patents on our products..., page 7


Comment 20.  You indicate that you have developed products for which you do not plan to seek patent protection. Your disclosure regarding your relatively recent acquisition of the childcare division of On the Go Healthcare implies that you have not developed any products. Please clarify your disclosure and elaborate on why you do not intend to seek patent protection for your products.

Response 20. The Company has complied with the Staff's comment.


If we lose the research development skills and manufacturing capabilities..., page 8


Comment 21.  Please reconcile this risk factor regarding Mr. Michael Levine's role as your chief product engineer and his relationship with your key suppliers with your prior disclosure that the business of Vital Products was established by the acquisition of the childcare division of On the Go Healthcare. Considering your business is derived from this childcare division, please explain how Mr. Levine figures significantly in the development of products and the establishment of key supplier relationships.

Response 21. Mr. Levine acquired the product lines because he was the broker who obtained several of the raw materials used to make On the Go Healthcare's products. The Company has added this disclosure to the Registration Statement.


We will incur increased costs as a result of being a public company, page 10


Comment 22.  Please provide quantitative information concerning the additional anticipated costs of operations as public company, in order to provide potential investors with information concerning the magnitude of the risk you describe.

Response 22. The Company has complied with the Staff's comment.


Selling Security Holders, page 10


Comment 23.  It appears that most of your selling stockholders obtained their shares for various services rendered. Please provide a materially complete discussion of how each selling stockholder obtained their shares and provide additional disclosure as to the specific services each selling stockholder rendered.

Response 23. The Company has complied with the Staff's comment.

Comment 24.  Pursuant to Item 507 of Regulation S-B, please state any position, office or other material relationship which the selling stockholder has had within the past three years with On the Go Healthcare, which is a "predecessor" of Vital Products, as defined in Rule 405 under the Securities Act.

Response 24. All of the selling stockholders except Mr. Elituv have represented to the Company that they have not had any position, office or material relationship with On the Go Healthcare. The Company has added disclosure that Mr. Elituv has brokered several acquisitions for On the Go in the past year. Although certain selling shareholders had transactions with On the Go, after consulting with management of On the Go, and reviewing their public filings, we believe those relationships were not material.

Comment 25.  We note that The Cellular Connection and NFC Corporation hold restricted shares and that a services agreement exists between The Cellular Connection. Please disclose the terms of the services agreement and file any agreements with selling stockholders named in the prospectus as exhibits to your registration statement, such as the services agreement. Describe any vesting conditions with respect to the stock, as applicable.

Response 25. The Company's agreements referred to by the Staff are verbal.
             In the past, the Cellular Connection, Ltd. allowed On the Go Healthcare to use its equipment to manufacture certain products. The Cellular Connection, Ltd. has verbally agreed to allow Vital to use their equipment for products manufactured by On the Go Healthcare. NFC had agreed to provide investor relations services when the stock gets quoted on the OTCBB; however this agreement was terminated on September 7, 2006.

Comment 26.  Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by the Trust to Benefit On the Go Shareholders. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Response 26. The Company has complied with the Staff's comments.

Comment 27.  Please disclose the purpose and activities of the Trust to
             Benefit On the Go Shareholders including a discussion as to how this trust's operations and activities are constrained to benefit On the Go Healthcare's stockholders. We note that the asset sale agreement states that the equity consideration was to be issued to On the Go Healthcare. Please advise us how such shares came into the possession of the trust. Please also provide us a copy of the governing document(s) of the trust for our review.

Response 27. The Company issued the shares pursuant to the asset sale agreement. It is the Company's understanding that the shares would be issued to a trust for the benefit of On the Go Healthcare shareholders. Under the terms of the Trust, the shares are issued to shareholders of On the Go Healthcare at a record date to be determined once they are free trading. The Company has filed a copy of the trust agreement for the Staff's review. On the Go Healthcare is a separate entity and the Company does not have access to their records.


Directors, Executive Officers, Promoters and Control Persons


Biographies of Executive Officers and Directors, page 14

Comment 28.  You appear to have identified Mr. Bram Lecker as your chief financial officer in addition to Mr. Henry Goldberg. Please reconcile. Please reconcile his involvement with the introduction of a spinal therapy pain relief and rehabilitation protocols with the fact that he has a legal background. It appears that the development of such protocols would require some degree of medical or physiological training. Please expand as appropriate to provide information of this nature.

Response 28. Mr. Lecker serves as our director. Chief Financial Officer was entered in error. Mr. Lecker has the professional experience described in the "Biographies" section of the Registration Statement. The Company believes it is possible for Mr. Lecker to have experience with spinal therapy and the law, and in fact, many professionals have experience in several diverse fields. Therefore, the Company believes it is not necessary to reconcile Mr. Lecker's various achievements.

Comment 29.  Your discussion of Mr. Jeffery Levine's business background suggests that he was in the employ of Globe Communications and Zynpak Packaged Products concurrently. Please clarify and revise, as appropriate.

Response 29. From 1983 to 1995, Mr. Levine was with Globe Communications
             and from 1995 to current with Zynpak.   The Company has revised
             the disclosure to clarify this point.

Comment 30.  Please advise whether there exists any family relationships between Messrs. Levine. If so, please disclose such relationship pursuant to Item 401(c) of Regulation S-B.

Response 30. Jeffrey Levine is Michael's brother.  The Company has added this disclosure to the SB-2.


Compensation of the Board of Directors, page 14


Comment 31.  Please disclose when such payments are made and, if in stock, how the stock price is determined when calculating the number of shares to be issued as compensation.

Response 31. The Company has complied with the Staff's comment.


Description of Business


Comment 32.  Please include a discussion of your employees pursuant to
             Item 101(b)(12) of Regulation S-B.

Response 32. The Company has complied with the Staff's comment.


Our Business, page 16


Comment 33.  You state that two of your products are manufactured under the
             "Vital Products" name. Your Web site, however, seems to suggest such products are part of the "On the Go" brand. Please reconcile. Please also consider disclosing the address of your Web site. Please see Item 101(e) of Regulation S-K for guidance.

Response 33. The Company has revised the disclosure as requested by the Staff.
             The Company's current plan is for existing products to be manufactured under the "On the Go" brand and new products to be manufactured under the "Vital Products" brand.

Comment 34.  We note that Sudocrem may be characterized as a pharmacy product. Your Web site recommends that consumers ask their doctor for a free sample of the product. Please provide a discussion regarding any governmental regulation concerning the manufacturing, labeling, advertising and marketing of the product.

Response 34. Please see the Company's prior responses regarding the Web site disclosure referenced by the Staff. The Company no longer sells Sudocrem and has revised the disclosure in the Registration Statement accordingly.


Sales and Marketing, page 17


Comment 35.  To the extent material, please disclose the status and potential effect of negotiations to establish European, South American and South African distribution agreements.

Response 35. The Company has removed the disclosure referenced by the Staff.
             The Company believes that any negotiations that have occurred are too preliminary to disclose and are not material to the Company.


Customers, page 17


Comment 36.  We note that you sell to 26 customers ranging from small, independent businesses to large retailers. Please advise us if any of the foregoing relationships constitutes greater than 10 percent of your revenue. If so, please discuss the material terms of such relationship pursuant to Item 101(b)(6) of Regulation S-B and file any agreement governing such relationship pursuant to Item 601(b)(10)(i)(B) of Regulation S-B.

Response 36. None of these relationships constitutes greater than 10% of the Company's revenue.


Product Development, page 18


Comment 37.  Please provide additional disclosure on the eight products currently under development and the current status of their development. Please also see Items 101(b)(3) and (10) of Regulation S-B for additional guidance.

Response 37. All of the products are in the initial stages of development.
             The Company does not plan to develop the products further until the registration statement is declared effective and it raises additional funding. The Company has added additional disclosure to the Registration Statement.

Management's Discussion and Analysis, page 18


Comment 38.  Notwithstanding your recent incorporation, there were historical operations involving the product lines you acquired. In light of this history and experience, please discuss any material known trends, demands, commitments, events and uncertainties that may impact this business and your results of operations. Please also discuss significant company and market developments during the period of the predecessor carve-out financial statements, to provide context for the current status of the company and your prospects for the future. We note, for example, that the three reported years for the childcare division evidenced increasing revenues. Please explain the cause for this increase such as whether the increase was a result of new product introductions, additional sales and marketing efforts or otherwise. Management's discussion and analysis should provide a good overview of management's strategic vision such as their views on the most significant challenges and uncertainties that the company confronts as well as management's views concerning the objectives and opportunities for the company. Please quantify the expected effects of these and other known, material trends and commitments on your future results to the extent possible in accordance with Items 303(b)(1)(iii) and (iv) of Regulation S-B and
             Section III.B.3 of Release No. 33-8350.

Response 38. Current management of the Company did not manage the predecessor business and therefore does not have first-hand knowledge of the details of that business other than public disclosures and records obtained through due diligence of On the Go. Additionally, given that the predecessor company was operated under very different circumstances, even if the Company could provide three years of detailed financial information the Company believes it would be of limited use in the context of the current business and could be misleading to investors. Finally, the Company commenced business in May 2005. If it provided information on three years of predecessor financials, the information would be five years old. The Company does not believe Regulation S-B requires such detailed information.
             The Company has expanded the disclosure to cover the elements required by Item 303 of Regulation S-B and the rest of the Staff's comment.

Comment 39.  Please provide a materially complete discussion with respect to the results of operations for the reported prior periods of the childcare division and the six months ended
             December 31, 2005. The usefulness of the predecessor financial statements would be substantially enhanced, as would investor understanding of the status of your current business if management's discussion and analysis is expanded to discuss revenues and expenses reported in the predecessor's financial statements, for the periods included, and explain the differences between the predecessor's operations and your operations. Please note that the discussion of the results of operations should not merely be a recitation of the numerical change in each line item but a materially complete discussion as to the factors that contributed to the change in the line item. To the extent material and know, please also discuss how such factors may affect your future results.

Response 39. Although providing results of operations between periods normally provides the readers with useful information, the Company does not believe it would be practical or meaningful. The Company's business commenced on May 27, 2005 as a result of the acquisition of On The Go Healthcare, Inc.'s Childcare Division. The operational results of the Childcare Division were driven by different management focus and intentions as compared to the Company's business plans. Accordingly, discussions of operating results compared with the Childcare Division would not provide meaningful information since the Company's business focuses are different from that of On The Go Healthcare, Inc.

Comment 40.  Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e., operating and financing activities) that explains the significant period-to-period variations in each line item, for each period presented (i.e., from the period from May 27, 2005 to July 31, 2005 and for the interim period ended
             October 31, 2005). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the Release No. 33-8350, which can be found at www.sec.gov/rules/interp/33-8350.htm as it relates to liquidity and capital resources.

Response 40. As requested, the Company has added discussions regarding its cash flow from operations.

Comment 41.  Please provide disclosure regarding any off-balance sheet arrangements pursuant to Item 303(c) of Regulation S-B.

Response 41. The Company has complied with the Staff's comment.  There are no off-balance sheet arrangements.


Critical Accounting Policies and Estimates, page 19


Comment 42.  We note your discussion regarding your treatment of the local currency as the functional currency and your policy with respect to reporting with such local currencies. It appears that additional discussion in risk factors and management's discussion and analysis is necessary to inform investors about the risks and exposure involved in having a business that operates across various currencies. For example, your financial condition as reported in U.S. dollars is affected by changes in the exchange rate of various currencies. Please discuss such risks and quantify the percentage of your business that is subject to currency risks and to what extent currency risks is attributable to different currencies.

Response 42. As requested, the Company has added a risk factor regarding its exposure to foreign currency exchange rates and also expanded the discussion within the critical accounting policies.

Discussion of the Period From May 27, 2005 to Our Year End
July 31, 2005, page 20


Comment 43.  We note that your financing costs and intangible impairment line items materially affected your results of operations and contributed to your net loss for the period. Please elaborate on such line items in your discussion here and describe the specific financing activities that led to the changes and the underlying events that led to the existence and the determination of the amount of the intangible impairment.

Response 43. As requested, the Company has expanded its discussion of intangible impairment in the restated financial statements for July 31, 2005. A full discussion of intangibles is located in Note 6.


Capital Commitments, page 20


Comment 44.  Please quantify your capital needs in the next 12 months and discuss how long you expect your current capital resources to satisfy your needs.

Response 44. The Company will need to raise capital of approximately $100,000 to $150,000 through either debt or equity instruments to fund our operations. However there is no assurance that the Company will be successful in being able to raise the necessary capital to fund its operations.

Comment 45.  We note your disclosure in note 2 to your financial statements for the quarter ended October 31, 2005 regarding your intention to seek an equity line financing arrangement. We further note your disclosure in note 4 stating that you have financed your operations from notes payable and vendor credit on sales of common stock. Please expand your disclosure to materially discuss the foregoing. Discuss the potential impact if you are unable to establish financing arrangements of these types, and discuss the potential alternatives.

Response 45. The Company has complied with the Staff's comment.

Comment 46.  We noted your disclosure that the increase in your note payable (i.e., $150,000) represents interest accumulated during the time period from the acquisition of the assets to the issuance of the Note. Considering the acquisition occurred in July 2005, please reconcile the interest accumulated
             (the effective rate appears to be approximately 31%) to your statement that the note pays 20% simple annual interest.
             Please advise or revise.

Response 46. The Company has revised the Registration Statement to correct the information previously provided. The accumulated interest was not $150,000, rather the Company agreed to issue two promissory notes in the amount of $750,000 and $255,000 to On the Go Healthcare as part of the acquisition. In
             February 2006, the Company replaced the two original notes with two new notes in the amount of $900,000 and $306,000. The increase in the new principal balance of these two notes is accrued and additional interest agreed to by the Company and the creditor. The 20% interest as discussed in the Registration Statement is specific to the terms of the new notes.

Comment 47.  We also noted that in addition to the $750,000 secured promissory note issued to On the Go Healthcare, you agreed to issue as part of the acquisition, a secured promissory note in the amount of $250,000. Your disclosure on F-18 (Note 2 - Acquisitions) however, indicates you paid for the acquisition by issuing a $750,000 promissory note and $250,000 of common stock. Please clarify and revise as necessary.

Response 47. The Company asks that the Staff refer to Response 46.
             In addition to the Promissory Notes issued as described in Response 46, the Company issued $250,000 of common stock as part of the acquisition of assets. The Company asks that the Staff also refer to Note 2 of the restated financial section for the year ending July 31, 2005.


Description of Property, page 21


Comment 48.  Please discuss all material terms of your month-to-month arrangement for your Concord facilities such as rights with respect to termination. Please consider whether a risk factor is necessary to discuss the absence of a written agreement establishing, for example, a set term for your use of facilities that comprise your offices, manufacturing and distribution.

Response 48. Mr. Levine is letting the Company use space in his 50,000 square foot building. The Company expects that the space will be available as long as needed. Given that Mr. Levine is currently an officer of the Company and has indicated his willingness to continue the arrangement, the Company does not believe risk factor disclosure is necessary. The Company can easily find other space, if necessary, at no extra cost.


Additional Information, page 21


Comment 49.  Please note that the Commission's offices have moved. Revise the reference to our address accordingly.

Response 49. The Company has complied with the Staff's comment.


On The Go Healthcare, Inc. Financial Statements


General

Comment 50.  Please revise to include interim financial statements for the period ending April 30, 2005 (i.e., the period immediately preceding the acquisition), as required by Item 310(c) of Regulation S-B.

Response 50. The Company has complied with the Staff's comment.


Vital Products, Inc. July 31, 2005 Audited Financial Statements


Report of Independent Registered Public Accounting Firm, page F-13

Comment 51.  Please direct your independent accountants to expand the final paragraph to state clearly that there is substantial doubt about your ability to continue as a going concern. Going concern opinions should include the term "substantial doubt." Refer to Section 341 of the Codification of Statements on Auditing Standards.

Response 51. The auditors have revised their report in response to the
             Staff's comment.


Statement of Shareholder's Deficit, page F-16


Comment 52.  We noted that 9,750,000 shares of common stock were issued for loans. This appears to be inconsistent with the disclosure provided on page 11. If common stock was issued for services, revise your significant accounting policies in Note 3 to include your policy for stock compensation to employees and non-employees. Please clarify and revise.

Response 52. The financial statements have been restated to correct the shares issued for services. A policy note has been included in the Significant Accounting Policies Section.


Notes to Financial Statements


Note 2 - Acquisitions, page F-18

Comment 53.  We have reviewed your response to comment 2 of our letter dated
             February 8, 2006 noting that the fair value of the acquisition was determined by the consideration given, i.e., $750,000 promissory note and $250,000 common stock. Please provide a detailed analysis of how you determine the fair value of the $250,000 of common stock considering there is currently no market price for the common stock. Please refer to paragraphs 22 and 23 of SFAS 141.

Response 53. The arms length transaction relating to fair value of the common stock was determined as follows:

                Vital Assets at 31/7/2005 - approximately $1,300,000
                Shares outstanding - 9,750,000(before 1 million share issuance) 1,300,000 divided by 9,750,000 equals $0.13 per share

                Agreed upon value was 1.9 times asset value.

                $0.13 x 1.9 = $0.25 per share.


Comment 54.  Please revise to include the minimum required disclosures of
             SFAS 141, see specifically paragraphs 22 and 23 of SFAS 141.

Response 54. The acquisition note has been changed on the restated
             financial statements.


Note 3 - Significant Accounting Policies, page F-18

Comment 55.  We note that there are no disclosures of the allowance for doubtful accounts for the periods presented. Please revise to disclose the accounting policies for charging off uncollectible receivables and the methodology used to estimate your allowance for doubtful accounts. Provide a footnote to disclose the components of accounts receivable (e.g., trade receivables, related party receivables, etc.) including the allowance for doubtful accounts. Please refer to SOP 01-6, Accounting by Certain Entities (including Entities With Trade Receivables) That Lend to or Finance the Activities of Others, paragraph 13c, SFAS 5, paragraph 22 and APB 12, paragraphs 2 and 3.

Response 55. An Allowance for Doubtful Accounts note has been added to
             Note 3 - Significant Accounting Policies. At year end, there was no Allowance for Doubtful Accounts reflected in the financial statements.


Note 6 - Intangibles, F-21


Comment 56.  We noted from your disclosure and response to comment 2 of our letter dated February 8, 2006 that approximately $400,000 of the purchase price on July 5, 2005 was allocated to intangibles. Please revise to disclose the minimum required disclosures of SFAS 142, see specifically paragraphs
             44 through 47.

Response 56. The Intangible note has been changed on the restated
             financial statements.

Comment 57.  In addition, tell us how you determine the useful lives of the intangible assets identified. Please refer to the guidance in paragraph 11 of SFAS 142.

Response 57. The intangibles have an indefinite useful life and will be checked for impairment on a yearly basis. The notes to the financial statements have been restated to clarify this issue.

Comment 58.  We noted that the intangible assets that were purchased on
             July 5, 2005 were reduced by $150,000 for impairment by July 31, 2005. Please provide a detailed analysis of the indicators that management used to determine that these intangible assets were impaired shortly after the acquisition.

Response 58. The intangible note has been restated to and gives explanations to why there was impairment. It was not apparent that guaranteed futures sales would materialize and management therefore decided that there was some impairment in the intangible asset.

Comment 59.  Considering the comment above, tell us how these indicators impacted your estimate of fair value of the intangibles at the acquisition date when you determined the purchase price allocation (under SFAS 141). If the factors were not considered at the acquisition date, tell us why. Please advise.

Response 59. The contract was negotiated months in advance on an arms length basis. Projected sales, customer lists, shelf space and future products drove the purchase of the Company. However, by year end, it was evident to management that certain future sales might not materialize and therefore at that time they decided that a write-down was necessary.

Comment 60.  The aforementioned circumstances (i.e., $150,000 impairment of intangibles) would appear to be a triggering event for a potential impairment under the guidance of SFAS 144. Please tell us whether or not you have tested your long-lived assets for impairment. If you have, please provide us with a robust discussion (detailing both quantitative and qualitative factors considered) of the procedures performed and results of your testing. If you have not performed such testing, please tell us why not and the circumstances that lead to your conclusion that testing was not necessary.

Response 60. There has been no testing by management of long lived assets for impairment. The only long lived assets the Company owns are fixed assets and management did not feel that impairment was an issue particularly since the cost of such fixed assets was agreed upon in arms length negotiations with the vendor. All manufacturing equipment has been used subsequent to the acquisition date.


Vital Products, Inc. Financial Statements for the Three Months
Ended October 31, 2005

General


Comment 61.  Please revise your interim financial statements to include the changes as a result of our comments above.

Response 61. This comment is no longer applicable as the financial statements now listed are for the period ended April 30, 2006.


Statement of Cash Flows, page F-27


Comment 62.  Please revise to disclose the cash overdraft (bank indebtedness)
             as a financing activity. Consequently, the net increase (decrease) in cash and cash at the end of the quarter should be $0.

Response 62. This comment is no longer applicable as the financial statements now listed are for the period ended April 30, 2006.


Notes to Financial Statements

Note 2 - Management's Plan, page F-28


Comment 63.  We noted your disclosure that cash flow requirements are supported by an issuance of notes payable. Please justify your disclosure, considering there was no apparent cash inflow generated by a note payable. Please advise or revise.

Response 63. This concern has now been addressed in the notes to the financial statements.

Note 4 - Liquidity, page F-28


Comment 64.  We noted from your disclosure that you financed operations from notes payable and vendor's credit on sales of common stock. Please revise to expand and clarify your disclosure.

Response 64. The Company has complied with the Staff's comment.


Other


Comment 65.  Please revise to include pro forma financial statements showing the effects of the acquisition, as required by Item 301(d) of Regulation S-B.

Response 65. The Company has complied with the Staff's comment.

Comment 66.  Please note the updating requirements for the financial statements as set forth in Item 3-10(g) of Regulation S-B, and provide current consents of the independent accountants in any amendments.

Response 66. The Company notes the Staff's comment.

Comment 67.  Considering the comment above, please ensure the consents provided refer to the appropriate audit report dates and the signature is that of the registered accounting firm and not the individual that performed the audit.

Response 67. The Company notes the Staff's comment.


Part II

Recent Sales of Unregistered Securities, page 23


Comment 68.  Please separately indicate which sales were made in reliance on
             Rule 701 under the Securities Act and discuss the basis for your reliance on such exemption from registration.

Response 68. The Company has complied with the Staff's comment.


Undertakings, page 24


Comment 69.  Rule 415 and the associated undertakings of Item 512(a) and
             (g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(a) and (g) of Regulation S-B, as currently in effect.

Response 69. The Company has revised the undertakings to reflect the recent amendments.

Exhibits

Comment 70.  Please file the form of stock certificate as an exhibit to your registration statement.

Response 70. The Company has complied with the Staff's comment.



If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


                                                Regards,
                                                /s/  Amy M. Trombly
                                                -------------------